787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 10, 2023

VIA EDGAR

Bernard Nolan, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

BlackRock ETF Trust II – BlackRock Flexible Income ETF

Post-Effective Amendment No. 19 under the Securities Act of 1933 and Amendment No. 21 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A

(File Nos. 333-236575 and 811-23511)

Dear Mr. Nolan:

On behalf of BlackRock Flexible Income ETF (the “Fund”), a series of BlackRock ETF Trust II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned of Willkie Farr & Gallagher LLP by telephone on April 11, 2023 regarding Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 21 under the Investment Company Act of 1940, as amended, which was filed with the Commission on March 1, 2023.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

May 10, 2023

Comment No. 1:	With respect to the subsection in the Fund’s Prospectus entitled “Fees and Expenses,” please provide the completed fee table and expense example at least five business days prior to effectiveness of the Amendment.

Response No. 1:	The completed fee table and expense examples were provided supplementally to the Staff via email on May 9, 2023.

Comment No. 2:	With respect to the disclosure in the subsection of the Fund’s Prospectus titled “Fund Overview of BlackRock Flexible Income ETF—Principal Investment Strategies,” please provide an explanation of the concept of duration, as well as a brief example, in this section or elsewhere in the Prospectus.

Response No. 2:	The requested disclosure will be added to the section of the Fund’s Prospectus entitled “Additional Information on Principal Investment Strategies” in the Amendment.

Comment No. 3:	With respect to the disclosure in the subsection of the Fund’s Prospectus titled “Fund Overview of BlackRock Flexible Income ETF—Principal Investment Strategies,” the Staff notes that the Fund may invest up to 15% of its assets in floating rate loans, which appears to refer to corporate loan investments which the Fund makes either directly or as a member of a syndicate. Please clarify whether the Fund may otherwise invest in floating rate securities and, if so, whether those securities are included in this 15% policy.

Response No. 3:

The Fund notes that the above-referenced disclosure refers to the Fund’s acquisition of corporate loans that are purchased by the Fund on the secondary market, rather than direct loans made by the Fund. This 15% policy applies only to floating rate loans. To clarify that the Fund may otherwise invest in floating rate securities, the Fund will add the following disclosure to its principal strategies:

“The Fund may invest in other types of floating rate instruments without limit.”

Comment No. 4:	With respect to “High Portfolio Turnover Risk” in the subsection of the Fund’s Prospectus entitled “Summary of Principal Risks,” please also consider referencing the tax consequences of high portfolio turnover to shareholders and/or the Fund.

Response No. 4:	The requested disclosure will be added in the Amendment. The Fund notes that there is additional disclosure detailing the tax consequences of high portfolio turnover in the “High Portfolio Turnover Risk” risk factor in the section of the Fund’s Prospectus entitled “A Further Discussion of Principal Risks.”

May 10, 2023

Comment No. 5:	With respect to “Risk of Investing in Emerging Markets” in the subsections of the Fund’s Prospectus entitled “Summary of Principal Risks” and “A Further Discussion of Principal Risks,” the Staff notes the statement that the Fund is not actively managed. As it is stated or otherwise indicated elsewhere in the Prospectus that the Fund is actively managed, please revise this disclosure or state otherwise.

Response No. 5:	The Fund confirms that it is actively managed. The Fund will revise the disclosure in “Risk of Investing in Emerging Markets” accordingly in the Amendment.

Comment No. 6:	The Staff notes that the last sentence of the fourth bullet point of “High Yield Securities Risk” in the subsection of the Fund’s Prospectus entitled “A Further Discussion of Principal Risks,” states that such “use of proceeds” will occur when the Fund invests in BBB-rated bonds from the “Corporate Index.” Please define “Corporate Index.”

Response No. 6:	The reference to “Corporate Index” will be removed in the Amendment.

Comment No. 7:	For each portfolio manager of the Fund, please state his or her business experience during the past five years.

Response No. 7:	The requested disclosure will be added in the Amendment.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-8094 if you have any questions regarding the foregoing or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ David C. Howe

David C. Howe

cc:	Jessica Holly, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP